U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person*
               Campbell            Dugald                 K.
               (Last)              (First)             (Middle)

               c/o Tower Automotive, Inc. 6303 28th Street, S.E.
                              (Street)

        Grand Rapids            MI                 49546
          (City)              (State)             (Zip)

2.   Issuer Name and Ticker or Trading Symbol
     Tower Automotive, Inc. TWR

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     9/01

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

     __X__ Director                     ___ 10% Owner
     __X__ Officer (give title below)   ___ Other (specify below)
           -President & CEO

7.   Individual or Joint/Group Filing (Check applicable line)

     _X_  Form filed by One Reporting Person
     ___  Form filed by More than One Reporting Person


TABLE I - Non-Derivative Securities Acquired, Disposed of, or Benefically Owned

1.   Title of Security (Instr. 3)
     Common Stock

2.   Transaction Date (Month/Day/Year)
     9/17/01

3.   Transaction Code (Instr. 8)
          Code A
          V  yes

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
          Amount  90,558
          (A)or(D) (A)(1)
          Price

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
     a. 92,802.327
     b. 10,781
     c. 14,656
     d. 73,315
     e. 150,861

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
     a. (D)
     b. (I)
     c. (I)
     d. (I)
     e. (I)

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     b. by D. Lynn Campbell Trust
     c. by Dugald K. Campbell Annuity Trust Two
     d. by Dugald K. Campbell Annuity Trust Four
     e. by Dugald K. Campbell Annuity Trust Five

(1) Subject to vesting on 9/17/04

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

                            (Print or Type Responses)

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v)

                                                                          (over)

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 3)
     a. Employee Stock Option (Right to Buy)
     b. Employee Stock Option (Right to Buy)
     c. Employee Stock Option (Right to Buy)
     d. Employee Stock Option (Right to Buy)

2.   Conversion or Exercise Price of Derivative Security
     a. $18.9375
     b. $22.9688
     c. $17.125
     d. $19.25

3.   Transaction Date (Month/Day/Year)
     a. 9/17/01
     b. 9/17/01
     c. 9/17/01
     d. 9/17/01

4.   Transaction Code (Instr. 8)
     a.   Code D
          V  yes
     b.   Code D
          V  yes
     c.   Code D
          V  yes
     d.   Code D
          V  yes

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
     a.   (A)
          (D) 40,000
     b.   (A)
          (D) 50,000
     c.   (A)
          (D) 50,000
     d.   (A)
          (D) 115,000

6.   Date Exercisable and Expiration Date (Month/Day/Year)
     a.   Date Exercisable  2/25/98
          Expiration Date   2/25/07
     b.   Date Exercisable  2/24/99
          Expiration Date   2/24/08
     c.   Date Exercisable  9/11/99
          Expiration Date   9/11/08
     d.   Date Exercisable  3/02/00
          Expiration Date   3/02/09

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
     a.   Title                        Common Stock
          Amount or Number of Shares   40,000
     b.   Title                        Common Stock
          Amount or Number of Shares   50,000
     c.   Title                        Common Stock
          Amount or Number of Shares   50,000
     d.   Title                        Common Stock
          Amount or Number of Shares   115,000

8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)
     a. -0-
     b. -0-
     c. -0-
     d. -0-

10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 4)


11.  Nature of Indirect Beneficial Ownership (Instr. 4)




Explanation of Responses:



                                     /s/ Michael G. Wooldridge          10-08-01
                                     **Signature of Reporting Person       Date
                                     Michael G. Wooldridge for
                                     Dugald Campbell by Power of Attorney

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.